Filed by ReNew Energy Global Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

Economic Times – Interview with Arijit Barman, Girish Vanvari and Sumant Sinha

Economic Times

March 5, 2021

Arijit Barman: This is the morning brief from the Economic Times, produced in collaboration with aws.com.

I have to say my opening lines are not original. I just had to borrow them from one of ET’s favorite columnists, who says, “SPACs are like the much sought-after VIP Darshan or break Darshan at the temple, a side door entry into public markets without the scrutiny of going public and with greater flexibility.”

But seriously SPAC, what on earth is this acronym and why are they so popular? Well, we have the best experts to decode on this special episode. Joining us from Google, Sumant Sinha, founder, chairman, and managing director of ReNew Power, he’s the man of the moment. ReNew is the first Indian company that has a SPAC listing underway on Nasdaq, after it recently announced an $8 billion merger with RMG Acquisition Corp to a blank check company.

We also have Girish Vanvari, founder Transaction Square, one of the best tax brains in this country, especially when it comes to cross-border taxation issues. It’s Friday, March 5th. From the Economic Times, I’m Arijit Barman, and you’re listening to the morning brief.

To start with, I will try to simplify in my own words as much as possible what SPACs are, and then we can get the experts to deep dive. So a SPAC is a shell or a blank check company, all legal, in case you are already spooked, which raises capital in an IPO to acquire unspecified businesses or assets to a merger. After a target is identified and the acquisition agreement signed, the proposed acquisition needs okay from the SPAC investors. Investors who do not approve are given the option to redeem their SPAC shares.

Step three. Upon completion of the acquisition or the merger, which is called de-SPAC, in jargon speak, a private business is taken public. Step four. The SPAC typically raises additional funds through what is called the PIPE route, private investment in public equity, yet another jargon, in advance of an acquisition to address the risk of reduction in available funds in case investors choose to exit or redeem their SPAC shares. Finally, if an acquisition or a merger cannot be completed within a specified timeline following the IPO, typically within 18 to 24 months, the SPAC is required to liquidate and return money to the investors.

Sumant, I hope I passed the test?

Sumant Sinha: Yeah Arijit, I think you’ve explained it very well.

Arijit Barman: Great. Now let me come to you first. There’s a lot of excitement, ReNew, the first Indian company to actually explore this route. You’ve made the big announcement, but what made you choose a SPAC instead of, say, a traditional listing maybe in India, US, or anywhere in the world, for that matter?

Sumant Sinha: Yeah. Thank you, Arijit. Thank you very much for having me on this show. So for us, it was actually fairly straightforward. As a company, we had been thinking about getting a listing or about getting listed in a market, of course, of our choice. That market really was, in our view, a market outside India because of the phenomenon of ESG investing, which, as you know, has become quite big now. Secondly, because of fairly deep and liquid pools of capital available in some of the overseas exchanges.

So we were looking at an overseas listing. The choice, of course, before us was to go out, go ahead and do a straightforward IPO, which in the normal course is what we would’ve done. But as we looked at the market, we also saw that the whole phenomenon of SPAC listings had also become very common. So therefore as we examined it, it seemed to be offering us a fairly viable path forward towards getting a listing done as well. So we said why not go down that path? It seemed as credible and as straightforward as a direct listing would have been as well. So that’s why we chose to go down this path.

Arijit Barman: You also could have tapped more private equity. There were reports of strategic interest, yet you chose this route. Is it because of the boom in the SPAC market?

Sumant Sinha: I wouldn’t say so. I think the time was appropriate for us to get listed. Of course, as a company, we tend to explore all options of raising funds. Ours is a capital intensive business, and so therefore in conversations with various different instruments and possibilities to raise capital at any given point in time. So that’s what we were doing. So I think the listing was, in our view, a more logical thing for us to do. In a way also thereby to give exit to some of our shareholders who had been investor in our company for a long period of time. So that’s why the listing was the more logical thing for us to pursue right now.

Arijit Barman: Sumant, I get the rationale behind going for a US listing, but at the end of the day, ReNew relies on India. You’re an Indian growth story. So won’t homegrown retail investors ever get a chance to buy into your company? Won’t you ever look at a Indian listing as well?

Sumant Sinha: Arijit, it’s hard to answer that question, actually. Of course, as you know, Indians are allowed the LRS route to buy stocks overseas as well, so that is always a possibility for Indian... at least Indian individual investors to get exposure overseas.

Arijit Barman: There’s a cap. That’s why I’m asking.

Sumant Sinha: I understand. But I also know that there are, of course, a number of funds that are now aggregating the demand from Indian residents to acquire overseas assets, overseas stocks. So I guess that’s... But again, there is an LRS cap on that as well. Whether there is any way for us to give exposure or to allow Indian investors to list in the future or invest in our stocks, it’s hard for me to say at this point in time. We just want to get the current transaction finished and then we’ll think about the future.

Arijit Barman: So never say never?

Sumant Sinha: Absolutely.

Arijit Barman: So Girish, if I may come to you? SPACs are not really new. We had blind pools in the ‘80s, even SPACs have been around. It’s not like some 2019, 2020 phenomenon. But why is the frenzy now?

Girish Vanvari: The frenzy now is to do a SPAC of an Indian company, there are a lot of tax and regulatory issues. When the [inaudible 00:07:28] package was announced, it was their intent that Indian companies will be allowed to list overseas. So typically the way the laws are today, if you want to list overseas, first you have to list it in India. So your price has to be discovered in India, and then you can do ADR GTRs. So Indian companies are listed overseas through ADR GDR mechanisms.

There are a couple of companies which got listed in the old regime, like [inaudible], which didn’t have to go down this path. But the government mentioned in the [inaudible] package, which came in April, that they intend to let Indian companies working list overseas guidelines have not come through. So people waited and waited. They were hoping that the guidelines would come through that would automatically address your issue of Indians also having an opportunity to invest in, say for example, the new bar, but those guidelines were delayed, but now globally SPACs have started doing well because a lot of liquidities in the market and people are raising money, overseas lock, stock, and barrel and big Malheur. And to take that opportunity whilst the week has been very prolonged for these guidelines to change, people are now looking at SPACs very very aggressively.

Arijit Barman: We’ve also had, for example, if I’m not wrong, Videocon DTH did a SPAC sometime back, do you recall?

Girish Vanvari: That was four years back. Yeah?

Arijit Barman: That probably was the first SPAC or it was some different format?

Girish Vanvari: It was the first SPAC falls in a similar format, but that is something which did not take off, that is not a great example to follow. But now what we are looking at is the big changes happen from now, till then. And the big change is that if you look at the Indian unicorns, now they are a situation wherein majority in many of these companies are owned by global funds. So if you look at any unicorn you’d have 75 to 80% venture capital or foreign fundings. So to swap a SPAC when you have so much foreign funding is very easy. So if you have an Indian company in which more than 51% was owned by Indians, then you have round tripping issues. You have execution issues, but if you have an Indian company where 80% is held by foreigners or foreign funds or VCs, then switching to SPAC becomes very easy. And what I see today, India unicorns, [inaudible] significantly diluted and Indian promoters are in many cases, 30% or below, which makes SPAC really very attractive.

Arijit Barman: So just to give our listeners some perspectives, in 2020 alone, over $80 billion were raised in the US from more than 200 SPACs. That’s a staggering number. With the number of SPAC IPOs used in the US 2020 being five times of that in 2019 and seven and a half times the figure in 2017. So, Sumant, if I come to you, what were the benefits that you, is it the speed to market? No road shows, the regulatory flexibility that people talk about in terms of no book building. If you could just elaborate and help us understand from your own experiences, what were the advantages?

Sumant Sinha: The fundamental difference between a SPAC and an IPO is the following; in a SPAC, you obviously find a SPAC. That SPAC will already have some degree of money associated with it. And once they have done their diligence and they have agreed on a pricing review with the company let’s say, after that, usually the amount of money that this SPAC has may not be sufficient for what the company requires.

And therefore there is this other process which is called the PIPE process. And then we jointly go along with the SPAC sponsors, not these five investors, and go through a regular roadshow process. It is not that it is dissimilar to an IPO roadshow process. You go through the exact same kind of a roadshow process. The only difference here is twofold. Number one, that instead of going, only as a company, you go along with this SPAC sponsor who sits there and says, look, I’ve also done diligence on this company. I agree with this valuation. And here’s why I support the company. Okay. So that’s one difference. And then based on the quality of the sponsor it’ll have more value or less value. Okay. The second thing is that in a SPAC, because a SPAC PIPE process is a private process. You essentially get your institutional shareholders over the wall to the private side.

And that then allows you to share certain nonpublic information with them. Most importantly, which is your future forecast or financial components, which in a public process, you are not able to share because in a public process, you can also have individual investors investing. And they may not be sophisticated enough to look at future forecasts and be able to study them and examine them and opine on the veracity of them. And so, because this is fundamentally there for a private process, you are therefore able to share forecast as well. And so at the end of that process, you then build the book between the SPAC and the PIPE. And that then becomes a total corpus.

And once all of that process is done, then you announce the transaction and then you actually have to file with the SEC and you have to go through the same registration process that you would have to go through, had you been filing for the regular IPO. Okay. So the only difference is that you do the marketing ahead of the filing. In an IPO you would do the filing and then the marketing. In some ways, that’s a difference. So when you talk about speed to market, really that’s the speed to market that you get because you can not circumvent the SEC process, but because the filing comes after the book building, you can do the book building first and then do the SEC process. That is really the fundamental difference. The PIPE can be smaller than the SPAC. It can be much larger than the SPAC. Right, it can be several times the size of the SPAC itself. Number one.

Number two, also keep in mind that the SPAC is constantly trading. And so therefore the shareholders of the SPAC can actually undergo an entire change several times over between the time the deal is announced and the time that they have to work on the closure of the transaction.

So there is therefore the constant change, or churn in the SPAC shareholding as well over time, the PIPE investors are similar to what you would have in a public market transaction. They are fundamentally your usual institutional investors who would be investing in a public market transaction, right. They agreed to cross the wall, which has to be approved by the respective compliance departments of these respective organizations. Once they do that, they’re then able to have conversations with you. Based on this, they may then take a decision to come in or not based on their interest in the story and the valuation and so on. So it’s very similar to that process, not...

Arijit Barman: But Girish, a SPAC has no operating history in a way, if it is a shell company before a merger or an acquisition and its target industry sectors may or may not be disclosed. So therefore the prospects are completely tied to the credibility of the sponsors. They hold the key, correct?

Girish Vanvari: Absolutely. Right. The 20% sponsors who are people off repute and credibility are the people the investors back on day one, they have nothing until that acquisition has done.

Arijit Barman: But then Sumant talked about, both of you actually talked about the pros than the current market realities, but if I’m not mistaken, only a few companies systematically, if you see the internet economy, new media, renewables or EVs are SPAC-ing or SPAC ready. So why is that? What stops a traditional Indian manufacturing company from also trying to do the same? Is it only meant for private companies? What if I’m a listed company in India and I also want to do a SPAC overseas, does it work?

Girish Vanvari: To answer that question. I would look at two regulations. One is the income tax act, and second is the RBI regulations. And these two are deterrents for all companies to be able to get into a SPAC structure, let me give you an example. If you want to merge an Indian company into a SPAC, so you want to reverse merge. You always heard about mergers in India, GSK merging into Unilever. Can Unilever merge into a SPAC overseas? Or can Unilever merge into Unilever PLCs. Answer to that is RBI guidelines say you can merge, but at the same time, that merger is not tax exempt. It’s not tax-free. So for a company to merge into an overseas company, there are no tax holidays. There are no tax exemptions, and that makes it impossible for them to get around the tax regulations.

Girish Vanvari: Look at the second part. The RBI part. RBI has serious reservations of round tripping. So let’s say if you have a company in which 80% are held by residents and you try to get an approval for a SPAC wherein they will swap their shares for shareholding in the SPAC. First of all the swapping is taxable and secondaries. Will RBI grant them an approval under roundtripping? Will RBI permit it is a very big question.

Arijit Barman: So much, you know, you talked about, you know, why you chose this route. So let me understand. So the money that you’re going to raise will, of course, you know, some part of it is secondary. It will give some liquidity to the existing investors who are seeking partial exit. There will be some money which will be used for debt reduction. What else will you use the proceeds for?

Girish Vanvari: As a company, we’ll get about $700 million out of the $1.2 billion that we raise as part of this process. Of the 700 million, some part for, obviously transaction expenses, a bulk of it will be used for future growth. And some small amount will be used for debt reduction, but the bulk of it is going to go from growth opportunities.

Arijit Barman: But Girish. My worry is somewhat different. The going’s good for the moment the party is rocking, but then you have companies like FISCA, Nikola going belly up or coming under scanner for questionable tech, or they’ve simply just not delivered. Lucid multi-billion dollars SPAC, but hasn’t delivered on a single zaker as yet. Now we’ve also seen the alternative investment market or AIM boom in the past. It was a specialized unit of the London stock exchange that catered to small, more risky companies. Very soon it became a liability. If you are an AIM [inaudible 00:18:46] company, you are trading at a discount. How does one ensure that the SPAC boom also doesn’t quickly become bust?

Girish Vanvari: Actually, you know, as someone said, I wouldn’t worry about markets. I would worry about the business model. So business model, which is good, whether it is SPAC, whether it’s in India, like we know so many Indian unicorns who are Indian based and still get premium valuations. We see a rush for investments in those unicorns. So really whether SPAC will fade away, will it become like AIMs, if you’re a good business, wherever you’re listed, you’ll get your valuation. Yes, you will get a better valuation overseas because of the way the perception of these unicorn is, but business comes foremost. If you don’t have a good business model, you can ride the wave a little bit here and there, but in any diligence, in any detail scrutiny, you’ll never get the premium. So I wouldn’t really say that, AIMs will fade away, that SPACs will fade away bad business models will fade away.

Arijit Barman: So if you can talk about, you know, the steps that you need from an Indian company to getting merged into a VM is what are the intermediate steps that one has to take?

Girish Vanvari: I’m telling you, it all starts with the industry you are and the kind of captivity you have and the batter in which you then transition to SPAC. That’s how the structure comes up. So for example, if I had, our Indian company, which had 80% fund shareholding, 90% fund shareholding, then first I would do is how do I transition into SPAC? Do analysis as to what are the tax issues? What are the regulatory issues? What are the lock-in issues? How will lenders react? And based on that, come up with a blueprint as to what are the costs and what is the opportunity? I see many people not going to a second layer of discussion because the tax cost becomes very, very prohibitive. If you didn’t have a treaty holiday, if you didn’t have a treaty exemption.

And in many cases that against a significant, the tax cost is up front tax cost on the hope of a future listing and people find it prohibitive to move the second level. If you had a lot of Indian investors that you would have round tripping issues, will RBI permit is, will RBI allow it, how much time will the RBI approval take. In many cases where 70 80% are held by foreign shareholders, you first transition 70, 80% into SPAC. After you are convinced about the tax issue. And then after that, you have a choice of either transitioning the Indian shareholder into SPAC, or what you can do is do a put and call agreement with the Indian shareholder, the SPAC vehicle will buy the Indian shareholder at a particular determined price or a formula in the future. So that the Indian shareholder also has an exit mode and doesn’t suffer any round tripping issues at this point of time or tax issues at this point of time.

Arijit Berman: Okay. So Girish let me understand this. So you feel any fear incorporated entity. Okay. And you first, you want to before SPAC you, you offshore your company, that some people are going that route. Is there a tax implication, you know, moving from India to offshore. And if so, what is the tax implication?

Girish Vanvari: There are two concepts of offshoring. First is when shareholders already offshore, they are already offshore, you don’t need to offshore anything, just look at your cumulative shareholding, the second option is that you will try and transfer Indian shareholding into an offshore structure. Those are all areas where RBI comes in. Tax comes in, processes comes in, valuation comes in, and that becomes a bit tricky. So to say, I have a hundred percent Indian owned company owned by Indian shareholders and off shore it into a SPAC that will be really challenging.

Arijit Berman: No, I am talking about you have foreign shareholders in an Indian company, and the Indian company wants to, you know, do a SPAC listing. So does the Indian company first become an overseas entity and that overseas entity in turn merges into existence SPAC?

Girish Vanvari: In your for example, the Indian company has to do nothing. What would happen is you would consolidate all the shareholding, which are, which are held overseas in this Indian entity into one SPV. And that SPV merges into a SPAC. So in India, nothing changes. India continues. You just shift all the shareholding into a common vehicle or shift it in exchange for swapped SPAC shares itself. So it all happens overseas, nothing changes in India.

Arijit Berman: Understood. But that is there a tax incidence here?

Girish Vanvari: That depends upon when you’ve acquired the shares. I told you. If you owning shares from Singapore or Mauritius and said they were acquired prior to March 31st, 2017. It’s all tax free, please. And after that, it’s all taxable. So you have to really see the tax costs upfront versus the valuation upside. And there are other smaller aspects also carry forward loss in the Indian company. What happens to it? And you have to factor in, and take apart.

Arijit Berman: So who pays capital gains and where? In the U.S., in India or both?

Girish Vanvari: Capital gains tax on the state. One law you’re swapping into SPAC is payable by the investor and the investor is normally based in Singapore, Mauritius, Cayman, depending upon where he is. So he pays capital gains tax in these countries, where in many of these countries there is no capital gains tax. And since the sale of shares happens of an Indian company, you’ll pay capital gains tax in India also, subject to a treaty being available to you.

Arijit Berman: Okay. Because the capital gains is on account of an asset, which is, or has been, domiciled in India, so you also pay capital gains in India. Correct?

Girish Vanvari: So that is right.

Arijit Berman: So, if I’m an offshore entity, there are different slabs, right? For Indians, I think it is long-term is 22% and 10% for foreigners.

Girish Vanvari: That’s right. You put surcharge to it, it becomes 28% for Indians. So non-resident swapping in a SPAC, has a lower tax rate and Indian swapping into SPAC has a higher tax rate. And an India also have an RBI issue, which [inaudible 00:24:56].

Arijit Berman: I see. Okay. So 28% and 10%, this is long-term capital gains you’re talking about.

Girish Vanvari: Yeah.

Arijit Berman: Okay. And on what valuation?

Girish Vanvari: It is at the fair valuation. So whatever is the SPAC valuation, that valuation to negotiate, it is at that price you will do your swapping and taxes are paid at that price.

Arijit Berman: Okay. Sumant most companies have ESOP pools. You know, the managers are typically Indian residents. What happens to their shares? Can they also sell? Or as Girish was saying, you either put out call options or you do a swap kind of an arrangement?

Sumant Sinha: It really depends, and you really have to get good legal and tax advice on this issue. Regardless of whether you swap into the overseas company or not, the reality is whenever you sell your shares, you have to pay as an Indian tax resident taxes in India, so to me that actually doesn’t even matter because you know where your options are eventually located. Because, ultimately you have to get the money back into India if for whatever reason it happens to be overseas and you have to pay tax in India as a normal tax resident.

Arijit Berman: Correct. You’re also corporate finance whiz. So resident Indian shareholders, I guess they can also be sure different class of shares in that offshore resulting entity, right? Which gives them rights and benefits that are at the level commensurate with their residual shareholding at the Indian level. Correct?

Sumant Sinha: That’s right. I think they have solved their flexibility in their overseas markets.

Arijit Berman: Fundamentally, you’re selling the India growth story, I guess, to global investors. Now, also, I’ve noticed that people also worry about the slabs, the regulatory landscape of what is happening in Andhra Pradesh, good job contracts getting canceled, this uncertainty. How sustainable is this India story? Don’t global investors ask you these hard questions?

Sumant Sinha: So, Arijit, of course people ask questions. Of course investors are understanding the environment and they are offering, and the business opportunity that India presents and the issues and problems that you deal with. These questions are very sophisticated. So, you have a robust conversation with them. And at the end of it, they make an assessment of the risk-reward and whether it makes sense to invest or not. And that’s a process that any investor would go through, irrespective of how you approach them.

Arijit Berman: That’s true. Girish, the last question I wanted to ask you that ideally shouldn’t there be a lock-in for the sponsors? You talked about how important or critical it is, the role of the sponsors, but, we, unlike traditional IPO, they don’t really have a lock-in period yet. So they just can’t dump the shares after the IPO pops. So shouldn’t there be a safety net, so to speak?

Girish Vanvari: The way the process works is that, they float, there is money, it’s a blank check company. Then they negotiate with the Indian company, buy it out. When they’re buying out the Indian company, the process is so robust. You require approval of the shareholders of SPAC. So that means everybody has been bought into the new acquisition. So, let’s say an X company in India goes down the SPAC route then swaps into the SPAC. It happens with the consent of SPAC shareholders. And though public shareholders in SPAC are doing it with their eyes open, because they’ve consented to this. So, I think it’s only fair that the sponsors exit.

Arijit Berman: Even though Girish is the expert, I would still reckon retail investors should be careful and aware of all facts before jumping in. For the sponsors, profit is assured, irrespective of the final outcome of the SPAC. Limited ownership, disclosure requirements, and the big pop in compensation being linked to an acquisition do call out for stringent regulation. But then again, it may kill the market altogether.

Stanford law professors have shown that the average stock price falls by around 15% after the first three months and even further over a longer period, predominantly on account of dilution. So, pre-merger investors with minimal risks get exponential returns while post-merger ones do sometimes suffer negative returns after assuming the risks. Then as Silicon Valley’s tech guru Vinod Khosla warns technology risks, competition and projection risks associated with these very high growth, new tech poster boys are very real and highly variable.

Sumant, Girish, thank you very much for taking time out for this primer. It was really eyeopening, but we have exceeded all time limits today, so I’ve got to end here. I hope our listeners have enjoyed this as much as we did. I’m Arijit Barman, and you’ve been listening to the Morning Brief.

This episode was edited by Devina Sengupta, Shashwat Mohanty, and Nehal Saliawala. Sashwat and Nehal were also the episode coordinators. We look forward to your feedback, write to us at themorningbrief@timesgroup.com. And if you liked the episode, please share on your social media handle. We would really appreciate it. The morning brief drops every Tuesday, Thursdays, and Fridays. Thank you for listening and have a great weekend. Goodbye and good luck.

*********************

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global Limited (“PubCo”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s Quarterly Report on Form 10-Q and other documents filed by PubCo or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PubCo and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PubCo intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of PubCo and a prospectus of PubCo. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and PubCo shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and PubCo are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on January 25, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.